Exhibit 99.2

Zenix Enters into Definitive Agreement for “Going Private” Transaction

BEIJING, October 19, 2021 /PRNewswire/ — China Zenix Auto International Limited (OTC: ZXAIY) (the “Company”), one of the largest commercial vehicle wheel manufacturers in China in both the aftermarket and OEM market by sales volume, today announced that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Newrace Limited (“Parent”). Pursuant to the Merger Agreement, a British Virgin Islands company limited by shares and a wholly owned subsidiary of Parent to be formed promptly after the date hereof (“Merger Sub”) will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), in a transaction implying an equity value of the Company of approximately US$55.755 million.

Pursuant to the Merger Agreement, at the effective time of the Merger, each ordinary share of the Company (each a “Share”) issued and outstanding immediately prior to the effective time of the Merger will be cancelled and cease to exist, in exchange for the right to receive US$0.27 in cash per Share (the “Per Share Merger Consideration”) without interest, other than (a)(i) Shares held by Parent, Merger Sub and their affiliates; (ii) Shares held by the depositary and reserved for issuance, settlement and allocation pursuant to any incentive plan of the Company, and (iii) Shares beneficially owned by the Company or any of its subsidiaries or held in the Company’s treasury ((i), (ii) and (iii) collectively, the “Excluded Shares”) which will be canceled and cease to exist without payment of any consideration, (b) Shares held by holders who have validly exercised and not withdrawn or lost their rights to dissent from the Merger pursuant to Section 179 of the BVI Companies Act (collectively, the “Dissenting Shares”), which will be canceled and cease to exist in exchange for the right to receive payment of the fair value of such Dissenting Shares in accordance with Section 179 of the BVI Companies Act, and (c) Shares represented by ADSs. Each American depository share of the Company (each, an “ADS”), representing four Shares, issued and outstanding immediately prior to the effective time of the Merger, together with the Shares represented by such ADSs, will be cancelled in exchange for the right to receive US$1.08 in cash per ADS without interest.

The merger consideration represents a premium of approximately 390.9% to the closing price of the ADSs on August 9, 2021, the last trading day prior to the Company’s announcement of its receipt of the preliminary non-binding “going-private” proposal from Mr. Jianhui Lai and Parent, and premiums of approximately 224.6% and 219.2% to the volume-weighted average trading price of the ADSs during the 60 trading days and 90 trading days, respectively, prior to and including August 9, 2021. The Per Share Merger Consideration also represents an increase of approximately 20.0% over the US$0.225 per Share initially offered in the “going-private” proposal from Parent and Mr. Jianhui Lai.

The merger consideration will be funded through cash contribution by Parent and its affiliates (the “Buyer Group”).

The Company’s board of directors, acting upon the unanimous recommendation of a committee of independent directors established by the board of directors (the “Special Committee”), approved the Merger Agreement and the Merger, and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger is currently expected to close during the first quarter of 2022 and is subject to customary closing conditions, including the approval of the Merger Agreement by the affirmative vote of shareholders representing a majority of the voting power of the outstanding Shares (including Shares represented by ADSs) present and voting in person or by proxy at a meeting of the Company’s shareholders. Parent has agreed to vote and cause to be voted all Shares beneficially owned by it and its affiliates, which represent approximately 69.53% of the voting rights attached to the outstanding Shares as of October 18, 2021, in favor of the authorization and approval of the Merger Agreement and the Merger. If completed, the Merger will result in the Company becoming a privately held company wholly owned by Parent and its ADSs (including Shares underlying the ADSs) will no longer be registered under the Securities Exchange Act, and the Company will cease to have reporting obligations to the U.S. Securities and Exchange Commission (the “SEC”).

Duff & Phelps, A Kroll Business operating as Kroll, LLC is serving as the financial advisor to the Special Committee. Gibson, Dunn & Crutcher LLP is serving as U.S. legal counsel to the Special Committee.

Zhong Lun Law Firm is serving as legal counsel to the Buyer Group. Campbells LLP is serving as British Virgin Islands legal counsel to the Buyer Group.

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”) to its shareholders. The Schedule 13E-3 will be filed with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER, AND RELATED MATTERS. In addition to receiving the Schedule 13E-3 by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger, and related matters, without charge from the SEC’s website (http://www.sec.gov).

About China Zenix Auto International Limited

China Zenix Auto International Limited is one of the largest commercial vehicle wheel manufacturers in China in both the aftermarket and OEM market by sales volume. The Company offers more than 800 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company’s products are primarily sold to large PRC commercial vehicle manufacturers and exported to over 54 distributors in more than 24 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of March 31, 2021. For more information, please visit: www.zenixauto.com/en.

Safe Harbor Statement

The Company may make written or oral forward-looking statements in periodic reports filed with the SEC, annual reports to shareholders, press releases such as this announcement, other written materials furnished to investors, and oral statements made by its officers, directors or employees. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. They can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in the Company’s annual Form 20-F filings with the SEC. The coronavirus outbreak, together with a deterioration of the general economic conditions and the automobile industry triggered by the outbreak in part, has adversely affected the financial position and operating results of the Company. The outbreak’s impact on our supplier and customers, including disruptions and inefficiencies in the supply chain, could be unpredictable.

For further information, please contact:

Kevin Theiss

Awaken Advisors

Tel: +1-(212) 521-4050

Email: kevin@awakenlab.com